Exhibit 99.1

VIA SEDAR

To the Securities Regulatory Authorities:

RE:	Eldorado Gold Corporation (the “Company”)

Report of Voting Results pursuant to Section 11.3 of

National Instrument 51-102 Continuous Disclosure Obligations (“NI-51-102”)

Following the Annual Shareholders Meeting of the Company held on June 23, 2026 (the “Meeting”), and in accordance with Section 11.3 of NI51-102, we hereby notify you of the following results obtained at the Meeting:

Item Voted Upon	Voting Result

Election of Directors	The nominees proposed by management were elected by a majority of shareholders that voted by ballot.
Carissa Browning George Burns Teresa Conway Samantha Espley Sally Eyre Patrick Godin Judith Mosely Daniel Myerson Steven Reid

Votes by Ballot

For

143,691,267 (80.46%)

167,431,769 (93.76%)

167,703,813 (93.91%)

162,636,991 (91.07%)

167,233,642 (93.64%)

178,374,984 (99.88%)

170,379,555 (95.41%)

178,333,374 (99.86%)

151,171,423 (84.65%)

Against 34,892,763 (19.54%) 11,152,262 (6.24%) 10,880,217 (6.09%) 15,947,040 (8.93%) 11,350,390 (6.36%) 209,046 (0.12%) 8,204,477 (4.59%) 250,658 (0.14%) 27,412,608 (15.35%)
Appointment of KPMG LLP as the Company’s auditors	KPMG LLP were appointed as the Company’s auditors by a majority of shareholders that voted by ballot. Votes by Ballot
	For 190,070,607 (98.55%)	Withheld 2,788,803 (1.45%)
To authorize the directors to fix the remuneration of the auditors	The directors were authorized to determine their remuneration by a majority of shareholders that voted by ballot. Votes by Ballot
	For 192,516,290 (98.62%)	Against 2,698,723 (1.38%)

Advisory Vote on Executive Compensation	The ordinary resolution to support the adoption of the Company’s approach to executive compensation on an advisory basis was approved by a majority of shareholders that voted by ballot.

Votes by Ballot
	For 174,883,535 (97.93%)	Against 3,700,495 (2.07%)

Yours truly,

ELDORADO GOLD CORPORATION

“Karen Aram”

Karen Aram

Corporate Secretary